02055039

Grupo Dataflux, S.A. de C.V.

02 SEP 26 AM 9:07

Date: September 23, 2002

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 9/26

Dataflux

CNCI COLLEGE PROGRAMS REGISTERED MORE THEN 1,000 STUDENTS

Monterrey, Mexico, September 23, 2002 -- Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today announced that its college programs at the "Colegio Nacional de Capacitacion Intensiva" (CNCI) enrolled more than 1,000 students in this scholar term.

According to Mr.Gilberto Caballero, CNCI's CEO, its college programs are performing above their projections. "We are really pleased with the acceptance of our programs. We have received more students than we expected; more than 1,000 students enrolled in our winter college term. We are well on our way to reach our target of 2,600 students for 2003 and 6,500 for 2004".

CNCI principals have previously reported that they aim to enroll more than 26,000 students by year 2007. In order to reach this goal, CNCI will open a new location each month for the coming 24 months.

In addition they commented that they will open its first University on January 2003.

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With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

Grupo Dataflux, S.A. de C.V. (BMV: Datafix B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

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Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091